Filed pursuant to Rule 433
June 6, 2006

Relating to
Prospectus Supplement dated June 6, 2006 to
Prospectus dated February 17, 2004
Registration Statement No. 333-112552

PSI Energy, Inc.

doing business as

Duke Energy Indiana, Inc.

Pricing Term Sheet

Issuer:	PSI Energy, Inc., doing business as Duke Energy Indiana, Inc.
Size:	$325,000,000 6.05% Debentures due 2016
Maturity:	June 15, 2016
Coupon:	6.05%
Price to Public:	99.954%
Yield to Maturity:	6.056%
Spread to Benchmark Treasury:	+105 basis points
Benchmark Treasury:	5.125 due May 15, 2016
Benchmark Treasury Yield:	5.006%
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2006
Redemption Provisions/Make-whole call:	At any time at a discount rate of Treasury plus 20 basis points
Settlement:	June 9, 2006
CUSIP:	693627 AZ 4
Ratings:	Baa1 by Moody’s Investors Service, Inc., BBB by Standard & Poor’s Ratings Services and BBB+ by Fitch Ratings, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Barclays Capital Inc., an underwriter, will arrange to send you the prospectus if you request it by calling toll free 888-227-2275 Ext. 2663.